Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA  19103-7098
Telephone:  (215) 564-8000
Fax:  (215) 564-8120

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December 31, 2009

Via E-mail and EDGAR Transmission

 Laura Hatch
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:          Jacob Funds Inc.
Registration Statement on Form N-14 (File Number: 333-163012)

Dear Ms. Hatch:

On behalf of Jacob Funds Inc. (the “Registrant”), this letter responds to each of the comments you orally conveyed to Taylor Brody with respect to the Registrant’s registration statement on Form N-14 filed with the U.S. Securities and Exchange Commission on November 9, 2009 (the “Registration Statement”).  The Registration Statement was filed to register shares of common stock, with a par value of $0.001, of the Jacob Small Cap Growth Fund (the “Jacob Fund”), a series of the Registrant, that will be issued to the shareholders of the Rockland Small Cap Growth Fund (the “Rockland Fund”), a series of the Rockland Funds Trust (the “Rockland Trust”), in connection with the transfer of substantially all of the assets of the Rockland Fund to the Jacob Fund, pursuant to the Agreement and Plan of Reorganization.

For your convenience, we have summarized each of your comments in bold, in the order that you provided them, and have set forth the Registrant’s response immediately below each comment.  We have also reorganized some of the information within the document, and eliminated certain duplicative information, in a manner intended to make the document more consistent with the format of the separate Form N-14 on file relating to the Wisdom Fund acquisition.  The revisions indicated herein will be included in the Registrant’s subsequent filing under Rule 497 related to the Registration Statement.

1.
Comment – On page 1 of the Registration Statement, revise the first sentence in the second paragraph under the question, “How do the fees and expenses of the Jacob Fund compare to those of the Rockland Fund?”, to reflect the fact that expenses (both gross and net) may be higher for shareholders of the Jacob Fund than for shareholders of the Rockland Fund, based on the numbers included in the fee table for the fiscal year ended September 30, 2009.

Response – Registrant has revised the paragraph in question to now read as follows:

The Rockland Fund and Jacob Fund expenses shown in the “Comparative Fee Tables and Expense Example” section below are based on the expenses and related average net assets of the Rockland Fund during its fiscal year ended September 30, 2009 and on estimates for the Jacob Fund for its first year of operations.  The Fee Table shows expenses for the Rockland Fund (both before and after expense limitation arrangements) that are slightly higher than expenses for the Jacob Fund.  However, the Rockland Fund’s assets have declined significantly such that Rockland Fund shareholders are currently experiencing higher relative expenses than what is shown in the Fee Table.  Therefore, management of both Funds expect that shareholders of the Jacob Fund may experience lower overall expenses as a result of the Reorganization.

Laura Hatch
U.S. Securities and Exchange Commission
December 31, 2009

2.
Comment – On page 2 of the Registration Statement, under the question, “Is the Reorganization considered a taxable event for federal income tax purposes?”, include an estimated percentage or dollar amount of Rockland Fund securities that will be sold as a result of the proposed Reorganization, if possible.  Disclose whether the amount of securities expected to be sold in the course of the proposed Reorganization is a material amount.

Response – The portion of the Rockland Fund’s securities holdings that may be sold in conjunction with the Reorganization is not expected to be material for tax or other purposes.  As a result, Registrant has revised and shortened the tax discussion in the summary, and moved the more detailed tax discussion into the body of the document under the heading, “Federal Tax Consequences of the Reorganization”.  In the latter section, Registrant added a sentence indicating that the portion of the Rockland Fund’s securities holdings to be sold prior to or immediately following the Reorganization is not expected to be substantial and removed discussion that might suggest that portfolio transactions associated with the Reorganization would be significant or disadvantageous.

3.	Comment – On page 3 of the Registration Statement, provide more detail about the Funds’ specific purchase, redemption and exchange procedures.

Response – The section related to the Funds’ purchase and redemption procedures has been revised to read as follows:

The procedures for purchasing and redeeming shares of the Rockland Fund and the Jacob Fund are substantially similar to each other. Both Funds sell (and redeem) their shares on a continuous basis at net asset value (“NAV”) and do not apply front-end or back-end sales charges. In order to purchase shares of either Fund, a completed application must be submitted to the Fund, along with payment of the purchase price by check or wire. Your purchase will be calculated at the next determined NAV after the transfer agent receives your order in good order.  For both Funds, you may redeem your shares on any day the Fund is open for business (generally the same days that the New York Stock Exchange is open for business). Once the transfer agent or an authorized intermediary or agent receives and accepts your redemption request, your request will be processed at the next determined NAV. For a detailed discussion of the procedures for purchasing and redeeming shares of the Jacob Fund, see the Jacob Fund’s Prospectus, which is enclosed herewith.

Please note that purchase orders into the Rockland Fund may be restricted in advance of the Closing Date. Shareholders of the Rockland Fund may redeem shares through the Closing Date of the Reorganization.

Laura Hatch
U.S. Securities and Exchange Commission
December 31, 2009

In addition, the section related to the Funds’ exchange procedures has been revised to read as follows:

The Rockland Fund has no exchange privileges.  As a shareholder of a fund in the Jacob family of funds, you will have the right to exchange shares of the Jacob Fund for other Jacob Funds.  For a detailed discussion of the exchange privileges of the Jacob Fund, see the “Exchange of Fund Shares” section of the Jacob Fund’s Prospectus.

4.
Comment – On page 5 of the Registration Statement, under the question, “Who is the Proxy Solicitation Firm?”, provide the estimated cost of the proxy solicitation and disclose which party will pay for the proxy solicitation.  If the Rockland Fund is paying for the proxy solicitation, the numbers in the capitalization table should reflect such payment.

Response – This section has been revised to read as follows:

The Altman Group is a third party proxy vendor hired to call shareholders and record proxy votes. JAM will pay for the proxy solicitation, which is estimated to cost approximately $6300.  In order to hold a shareholder meeting, quorum must be reached – which in the case of the Reorganization is a majority of the Rockland Fund shares present in person or by proxy at the Meeting. If quorum is not attained, the Meeting must adjourn to a future date.  The Altman Group may attempt to reach shareholders via multiple mailings to remind shareholders to cast their vote. As the Meeting approaches, phone calls may be made to clients who have not yet voted their shares so that the Meeting do not have to be postponed.

Voting your shares immediately will help minimize additional solicitation expenses and prevent the need to make a call to you to solicit your vote.

5.	Comment – Specify for which of the Funds the text in the third paragraph under “Investment Strategies and Risks.” on page 6 of the Registration Statement applies.

Response – This section has been revised to read as follows:

In managing the Funds’ portfolios, both investment advisers seek to make investments in growth stocks with an emphasis on domestic companies with growth potential, as assessed by each investment adviser. Similarly, for both the Rockland Fund and the Jacob Fund, the respective investment adviser expects to invest the Fund’s net assets primarily in U.S. companies. Both investment advisers can invest a portion of the Fund’s assets in foreign companies or securities.  The risks of investing in foreign companies can increase the potential for losses in the Funds and may include currency fluctuations, political and economic instability, less government regulation, less publicly available information, limited trading markets, differences in financial reporting standards and less stringent regulation of securities markets.

Laura Hatch
U.S. Securities and Exchange Commission
December 31, 2009

6.
Comment – If any of the fundamental or non-fundamental investment policies of either Fund affect the day-to-day function of such Fund, such policy should be included in the description of the Funds’ fundamental and non-fundamental investment policies on page 7 of the Registration Statement.

Response – None of the fundamental or non-fundamental investment policies of the Funds affect the day-to-day function of the Funds, so no changes have been made to this section.

7.
Comment – Move the two footnotes after the "Shareholder Transaction Expenses" table on page 8 of the Registration Statement to follow the Annual Fund Operating Expenses table.  Present the information in these tables so that the Rockland Fund and the Jacob Fund after reorganization are shown side-by-side for easy comparison.

Response – The requested revisions have been made.

8.
Comment – For the expense example on page 9 of the Registration Statement, the 1-year numbers with redemption should be the same as those without redemption since the redemption fee is only applicable for redemptions within the first 90 days.  The expense example numbers for years 3, 5, and 10 for the Jacob Fund are incorrect (they should reflect the gross expenses of the Fund).

Response – These corrections have been made as directed.

*           *           *           *

We believe that the foregoing responses on behalf of the Registrant reasonably address your comments and concerns.  Please telephone me at (215) 564-8198 or Taylor Brody at (215) 564-8071 if you have any questions or wish to discuss any of the responses.

Very truly yours,

                                                                                                        /s/Michael P. O’Hare
                                                                                                        Michael P. O’Hare

cc:              Ryan I. Jacob